FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA APPOINTS DR SEAN BOHEN AS EXECUTIVE VICE PRESIDENT OF GLOBAL MEDICINES DEVELOPMENT AND CHIEF MEDICAL OFFICER

AstraZeneca today announced the appointment of Sean Bohen MD, PhD, as Executive Vice President of Global Medicines Development and Chief Medical Officer. He will join the company on 15 September.

Dr. Bohen will be responsible for driving the progress of AstraZeneca's portfolio of small molecules and biologics investigational medicines through late-stage development to regulatory approval. As Chief Medical Officer, he will be responsible for patient safety across the entire AstraZeneca and Medimmune portfolio.

Dr. Bohen joins AstraZeneca from Genentech where he was most recently Senior Vice President of Early Development. He oversaw preclinical and clinical development programmes across all therapy areas, including oncology, respiratory and autoimmune diseases, to deliver trial-ready drug candidates to late-stage development. Before this, he held a number of positions in early and late-stage development, playing a key role in the growth and progress of the Genentech/Roche portfolio. Dr. Bohen was instrumental in bringing a large number of new medicines to patients, in particular for cancer, and led activities to incorporate diagnostics into clinical programmes.

Prior to joining Genentech, Dr. Bohen was a Clinical Instructor in Oncology at Stanford University School of Medicine, a research associate at the Howard Hughes Medical Institute and a postdoctoral fellow at the National Cancer Institute.

Pascal Soriot, Chief Executive Officer, said: "I'm delighted to welcome Sean to AstraZeneca at a very exciting time for our company. Our continued strategic investment in science is driving momentum across all therapy areas. Sean is a tremendous scientist and an accomplished drug developer. His impressive expertise in key areas of our exciting pipeline, including oncology and immunology, will further strengthen and accelerate the delivery of new medicines for patients. His extensive diagnostics experience will also reinforce our efforts in precision medicine."

Dr. Bohen will be a member of AstraZeneca's Senior Executive Team, reporting into Pascal Soriot. He is a graduate of the University of Wisconsin-Madison and later earned his doctorate in biochemistry and his medical degree at the University of California, San Francisco.

NOTES TO EDITORS

To obtain a photograph of Dr. Bohen, please visit www.astrazeneca.com/media/photo-library or contact the global media relations team (details below).

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler		UK/Global	+44 20 7604 8030
Vanessa Rhodes		UK/Global	+44 20 7604 8037
Ayesha Bharmal		UK/Global	+44 20 7604 8034
Jacob Lund		Sweden	+46 8 553 260 20
Michele Meixell		US	+1 302 885 2677
Investor Enquiries
UK
Thomas Kudsk Larsen		+44 20 7604 8199	+44 7818 524185
Eugenia Litz	RIA	+44 20 7604 8233	+44 7884 735627
Nick Stone	CVMD	+44 20 7604 8236	+44 7717 618834
Karl Hård	Oncology	+44 20 7604 8123	+44 7789 654364
Craig Marks	ING	+44 20 7604 8591	+44 7881 615764
Christer Gruvris		+44 20 7604 8126	+44 7827 836825
US
Dial / Toll-Free		+1 301 398 3251	+1 866 381 7277

Key: RIA - Respiratory, Inflammation and Autoimmunity, CVMD - Cardiovascular and Metabolic Disease,
ING - Infection, Neuroscience and Gastrointestinal

24 August 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 August 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary